UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 5, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis announces change to the Executive Committee

•	Shannon Klinger, Chief Legal Officer, to leave Novartis on March 15, 2021

•	Thomas Kendris appointed Chief Legal Officer ad interim

Basel, March 5, 2021 — Novartis announced today that Shannon Thyme Klinger, Chief Legal Officer, has decided to resign from Novartis and return to the US to take an executive role at a biotechnology company. Ms. Klinger will step down from the Executive Committee of Novartis (ECN), effective March 15, 2021.

Thomas N. Kendris, currently Global Head Litigation and US Country President, will be appointed Chief Legal Officer ad interim and attendee to the ECN in this capacity. Novartis has started an executive search process to evaluate internal and external candidates for the role of its Chief Legal Officer.

As Global Head of Litigation, Mr. Kendris has been accountable for leading Novartis Group material litigations and investigations globally. In his more than 25 years with Novartis, he was Novartis US Country Head of Legal, and held country-level responsibility for Legal across all Novartis US Divisions. He also served as Vice President and General Counsel of US Pharma at Novartis Pharmaceuticals Corporation, as well as Global General Counsel for Novartis Oncology and for Novartis Vaccines and Diagnostics.

Vas Narasimhan, CEO of Novartis said: “I thank Shannon for her leadership, counsel, and impact on our businesses over 10 years with our company. She has created one of the most respected legal departments within the industry, including for its commitment to diversity and inclusion. I wish her the very best for her future. We are pleased that Tom Kendris, with his 25 years of experience across Novartis businesses, will serve ad-interim as Chief Legal Officer.”

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “to leave,” “ad interim,” “started,” “potential,” “will,” “may,” “could,” “would,” “expect,” “wish,” “commitment,” or similar terms, or by express or implied discussions regarding the appointment of Mr. Kendris as Chief Legal Officer ad interim and attendee to the ECN in this capacity, and regarding the executive search process to evaluate candidates for the role of Novartis Chief Legal Officer. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the executive search process to evaluate candidates for the role of Chief Legal Officer will achieve the desired outcome, or that it will do so in any particular time frame. In particular, our expectations regarding the outcome of the forward looking statements in this press release could be affected by, among other things, the availability of qualified and interested candidates for the role of Novartis Chief Legal Officer; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations

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Richard Jarvis Novartis Strategy & Financial Communications +44 7966 118 652 richard.jarvis@novartis.com	Julie Masow Novartis US External Engagement +1 862 579 8456 julie.masow@novartis.com

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Central		North America
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 5, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting